Room 4561

August 23, 2007

Bill Joll
President and Chief Executive Officer
On2 Technologies, Inc.
21 Corporate Drive
Suite 103
Clifton Park, NY 12065

Re: On2 Technologies, Inc.
**   Revised Preliminary Proxy Statement on Schedule 14A filed August 17, 2007**
**   File No. 1-15117**

Dear Mr. Joll:

        We have reviewed your revised proxy statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Revised Preliminary Proxy Statement on Schedule 14A

Questions and Answers About the Proposed Transaction, pages 1-6

1.   Please refer to prior comment 4 in our letter dated August 3, 2007. Revise your answer to the question regarding the timing of the completion of the exchange offer (at the top of page 3) to disclose that completion of the exchange offer also depends upon meeting the closing conditions and the effectiveness of the S-4 registration statement on which you intend to register the offering.

2.   Please revise the answer to the first question on page 4 (regarding consummation of the exchange offer being conditioned on the approval of proposals 1, 2 and 3) to note that these conditions may be waived by the stockholders of Hantro.

Proposal 3, page 59

3.   Please refer to prior comments 2 and 5 in our letter dated August 3, 2007. We note the revisions on pages 59 and 65 made in response to our prior comments.

Bill Joll
On2 Technologies, Inc.
August 23, 2007
Page 2

However, we continue to be concerned that your disclosure does not describe the possible aggregate impact of the approval of proposals 2 through 7 on your capital structure clearly and succinctly. Consider including a table here or in your disclosure on proposal 5 that describes on the incremental impact of the approval of each of proposals 2 – 7 on your authorized capital stock, issued and outstanding shares, shares reserved but not issued, and shares available for issuance upon the approval of each proposal.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Rebekah Toton at (202) 551-3857 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (212) 548-2170
        Jason Scott, Esq.
        Bill Newman, Esq.
        McGuire Woods LLP
        Telephone: (704) 373-8862